EXHIBIT 2.1

ASSET SALE AND PURCHASE AGREEMENT

THIS ASSET SALE AND PURCHASE AGREEMENT (the “Agreement”) is made this 2nd day of July, 2003, by and between CIC-BUFFET PARTNERS, L.P., a Texas limited partnership (“Purchaser”), and CAFETERIA OPERATORS, L.P., Debtor in Possession, a Delaware limited partnership (“Seller”).

RECITALS

WHEREAS, Seller owns and operates fifty-four (54) restaurants located in various states (the “Restaurants”), a food manufacturing plant, a warehouse and truck terminal located in Lubbock, Texas (“Dynamic Foods”), and a headquarters located in Richardson, Texas, which restaurants, plant and headquarters are further described on Exhibit A attached hereto; and

WHEREAS, the parties mutually desire that Seller shall assign and sell to Purchaser substantially all of the tangible and intangible assets used in connection with some or all of the Restaurants as set forth herein (the “Included Restaurants”), which term shall specifically exclude any Rejected Restaurants (as hereinafter defined); and

WHEREAS, Seller is currently in possession of its assets and is operating its business as a Debtor in Possession pursuant to Title 11, U.S. Code, in the Chapter 11 case of In re CAFETERIA OPERATORS L.P., et al, Case No. 03-30179-HDH-11 (hereinafter, the “Bankruptcy Proceedings”), presently pending in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (hereinafter, the “Bankruptcy Court”), and upon proper approval and authorization from the Bankruptcy Court will be vested with the power to sell and assign the Purchased Assets (as hereinafter defined) pursuant to a Joint Plan of Reorganization (the “Plan”) proposed by Seller, Furr’s Restaurant Group, Inc. (“FRG”), Furr’s/Bishop’s Cafeterias, L.P. (“Furr’s/Bishop’s”) and Cavalcade Foods, Inc. (“Cavalcade”, and collectively with FRG, Seller and Furr’s/Bishop’s, the “Debtors”), as debtors-in-possession in the above-referenced Chapter 11 Case; Fleet National Bank (“Fleet”), as Administrative Agent on behalf of itself and Washington Mutual Bank, The Provident Bank, ORIX Financial Services, Inc., Textron Financial Corporation and Heller Financial Leasing, Inc. (collectively, the “Bank Group”); and the Official Committee of Unsecured Creditors appointed by the Bankruptcy Court (the “Committee”) (the Debtors, the Bank Group and the Committee are together referred to herein as the “Proponents”).

NOW, THEREFORE, in consideration of the mutual provisions, representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
PURCHASE OF ASSETS

1.1                                 Purchase of Assets from Seller.  Subject to the terms and conditions of this Agreement, Seller agrees on the Closing Date (as hereinafter defined) to assign, sell, transfer, convey and deliver to Purchaser, and Purchaser agrees on the Closing Date to purchase from Seller, the tangible assets of Seller used in connection with the Included Restaurants and

Dynamic Foods, the tangible assets located at Seller’s corporate headquarters, and certain intangible assets of Seller (excluding the assets specifically identified as “Excluded Assets” in Section 1.2 hereof) (collectively, the “Purchased Assets”), including but not limited to the following:

(a)                                  All fixtures, equipment, machinery, trade fixtures, leasehold improvements (including but not limited to all of Seller’s point of sale hardware and related software), trucks, forklifts, trailers and other rolling stock (whether titled or untitled) and all other tangible personal property not included in Inventory (as hereinafter defined) owned, utilized or held for use by Seller on the Closing Date, including but not limited to all of the foregoing that are located at the Included Restaurants and Dynamic Foods, and all smallwares located at the Included Restaurants (the “Equipment”);

(b)                                 All business records of Seller (including historical restaurant sales information, pictures, historical records and archived business records related to the Included Restaurants and the FURR’S brand) and copies of all customer lists (to the extent of their existence) and all goodwill of the Included Restaurants and Dynamic Foods (the “Intangible Property”);

(c)                                  All of Seller’s rights and benefits under and pursuant to the Included Restaurant leases and subleases listed on Schedule 1.1(c) (the “Real Property Leases”), which shall be assumed in accordance with Article 3 below;

(d)                                 All cash, checks, receipts and similar items in the cash drawers and safes of each Included Restaurant (the “Cash Drawers”) at the close of business on the Closing Date;

(e)                                  All of Seller’s rights and benefits under leases affecting the personal property listed on Schedule 1.1(e) with Seller as lessee, and copies of all books of account, files, papers, and all records with respect to such personal property (the “Personal Property Leases”);

(f)                                    All of Seller’s rights and benefits under and pursuant to all licenses, permits, and approvals of Seller relating to the Included Restaurants and Dynamic Foods or the operation thereof, to the extent transferable by Seller;

(g)                                 All of Seller’s inventory, including but not limited to the inventory located at the Included Restaurants and Dynamic Foods, which shall include food and beverage inventory, uniforms, supplies, paper goods, and promotional items (the “Inventory”);

(h)                                 All accounts receivable arising from the operations of the Included Restaurants and Dynamic Foods (the “Purchased Receivables”);

(i)                                     All trademarks, service marks, trade names, copyrights, trade secrets, know-how including, but not limited to, the names, any prototype plans, memos, other work products of consultants or architects and trade secrets such as recipes (including such recipes or formulas currently in the name of Seller used in the Included Restaurants), operating systems and manuals and other proprietary confidential information related to the Restaurants (“Intellectual Property Assets”), including but not limited to those set forth on Schedule 1.1(i);

(j)                                     All memorabilia used for décor in the Included Restaurants;

(k)                                  All of Seller’s leasehold interest in the land and improvements (the “Ground Lease Properties”) pursuant to the ground leases (“Ground Leases”) listed on Schedule 1.1(k);

(l)                                     All furniture, fixtures, computers, servers, storage media and other equipment owned or used by Seller located at the Seller’s corporate office in Richardson, Texas or in storage located at the storage facilities listed on Schedule 1.1(l);

(m)                               All of Seller’s fee simple interest in the land and buildings listed on Schedule 1.1(m) (the “Owned Real Property”);

(n)                                 All rights and benefits of Seller under and pursuant to the contracts and agreements set forth on Schedule 1.1(n), to the extent transferable by Seller (the “Assumed Contracts”);

(o)                                 all rights relating to accrued but unpaid vacation, holiday pay and performance bonus plans;

(p)                                 Seller’s rights to recoveries from insurance proceeds or otherwise arising from the destruction of Store #204 located in McAllen, Texas, provided that any recoveries relating to business interruption coverage for periods prior to the Closing will remain the property of the Seller;

(q)                                 Any and all claims or causes of action relating to the Purchased Receivables, but expressly excluding any claims or causes of action that are described in Section 1.2(g) or listed on Schedule 1.2(g); and

(r)                                    All surveys, plans, specifications, engineering studies, marketing studies and similar items with respect to the Included Restaurants in the possession of Seller.

1.2                                 Excluded Assets.  Notwithstanding anything herein to the contrary, Purchaser does not purchase, and Seller does not sell, any of the following assets (the “Excluded Assets”):

(a)                                  Seller’s minute books, seals, stock books, charter documents and other corporate books and records as pertain to the existence and organization of Seller (provided that Seller will provide copies thereof to Purchaser upon request by Purchaser for reasonable business purposes);

(b)                                 Any personal property leases or contracts of Seller not specifically listed as assumed on Schedules 1.1(e) or 1.1(n);

(c)                                  All deposits and prepaid expenses, including cash deposits with vendors that are listed on Schedule 1.2(c);

(d)                                 All cash and cash equivalents of Seller other than the Cash Drawers;

(e)                                  Any and all rights under any insurance policy, other than the rights to recoveries arising from the destruction of Store #204 located in McAllen, Texas, provided that any recoveries relating to business interruption coverage for periods prior to the Closing will remain the property of Seller;

(f)                                    All accounts and other receivables not attributable to the operations of the Included Restaurants and Dynamic Foods that are listed on Schedule 1.2(f);

(g)                                 Any and all claims or causes of action arising under Chapter 5 of the Bankruptcy Code, any other claim or cause of action of Seller against any person which is not a Purchased Receivable and any claims and causes of action listed on Schedule 1.2(g));

(h)                                 Any other property of Seller, whether personal, real or mixed, which is listed on Schedule 1.2(h); and

(i)                                     Any assets relating to any “employee benefit plans” as defined by Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), all specified fringe benefit plans as defined in Section 6039D of the Code, and all other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, dental, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, “employee pension benefit plans” (as defined in Section 3(2) of ERISA and not exempted under Sections 4(b) or 201 of ERISA), including without limitation, each defined benefit plan (as defined in Section 3(35) of ERISA) and multi-employer plan (as defined in Section 3(37) of ERISA), and any other employee compensation or benefit plan, agreement, policy, practice, commitment, contract, or understanding (whether qualified or nonqualified, currently effective or terminated, written or unwritten), and any trust, escrow or other agreement related thereto, sponsored, established, maintained or contributed to or required to be contributed, currently or at any time within the six (6) year period preceding the date of this Agreement, by Seller or any trade or business (whether or not incorporated) which is or at any time within the six (6) year period preceding the date of this Agreement would have been treated as a “single employer” with Seller under Section 414(b), (c), (m), or (o) of the Code (“ERISA Affiliate”) (collectively, the “Benefit Plans”).

Notwithstanding anything contained in this Agreement to the contrary, Purchaser may amend any of Schedules 1.1(c), 1.1(e), 1.1(k), 1.1(l) and 1.1(n) at any time on or before five (5) business days prior to the Confirmation Hearing (as hereinafter defined) in order to exclude from the definition of Purchased Assets any asset, lease, contract, agreement or other property not otherwise excluded; provided, however, that such exclusion shall not serve to reduce or otherwise affect the amount of the Purchase Price.

1.3                                 Liabilities.  Except as expressly provided below, Purchaser is not assuming any debts, liabilities or obligations of Seller and all such debts, liabilities and obligations shall be and remain the responsibility of Seller to be treated pursuant to the Plan.  Purchaser shall assume and perform after the Closing Date only the following liabilities and obligations (the “Assumed Liabilities”):

(a)                                  The obligation to perform the Real Property Leases, Ground Leases, the Personal Property Leases and the Assumed Contracts pursuant to Sections 1.1(c), 1.1(e) and 1.1(n) to the extent first arising or accruing after the Closing Date;

(b)                                 All liabilities for (x) accrued but unpaid vacation and holiday pay as of the Closing Date for employees of Seller terminated by Seller effective as of the Closing, (y) accrued performance bonuses for managers at the Included Restaurants which are accrued but unpaid as of the Closing Date, and (z) accrued wages and payroll taxes as of the Closing Date attributable to employees of Seller terminated by Seller effective as of the Closing; provided, however, that Purchaser’s total obligation for such amounts shall not exceed (and Purchaser shall not assume or be liable for), any such amounts in excess of an aggregate of $2.1 million as of the Closing Date;

(c)                                  Gift books and coupons issued to customers in the ordinary course of business prior to the Closing Date not to exceed $350,000;

(d)                                 Ad valorem taxes for 2003 accruing after the Closing Date for the Owned Property, the Ground Lease Properties, the Equipment and Inventory, and to the extent applicable, payable under the Real Property Leases, provided that Seller will reimburse Purchaser for such taxes accruing prior to Closing pursuant to Section 2.5.  Purchaser does not assume any ad valorem taxes due for 2002 or prior years, which shall be paid by Seller; and

(e)                                  Any other liabilities and obligations listed on Schedule 1.3.

1.4                                 No Liability to Brokers.  Neither Seller nor Purchaser shall be liable for fees charged by any broker or finder engaged by the other party in connection with the transaction provided for herein or in connection with the negotiation thereof.

ARTICLE 2
PURCHASE PRICE AND PAYMENT

2.1                                 Purchase Price.  The purchase price (the “Purchase Price”) for the Restaurants and Purchased Assets shall be equal to Twenty-Seven Million Five Hundred Thousand Dollars ($27,500,000.00) plus the amount of Assumed Liabilities, subject to adjustment as provided below in Section 2.2.

2.2                                 Payment of Purchase Price.  The Purchase Price shall be paid as follows:

(a)                                  Purchaser will deliver to Seller at Closing cash (by cashier’s check or wire transfer) in the amount of (i) Twenty-Four Million Five Hundred Thousand and 00/100 Dollars ($24,500,000.00) minus the amount of the Earnest Money and Additional Earnest Money (each as hereinafter defined), (ii) plus or minus, as the case may be, the amount of the Working Capital Adjustment (as hereinafter defined) and (iii) minus the amount of 2003 Accrued Ad Valorem Taxes determined pursuant to Section 2.5.

(b)                                 Purchaser will deliver to the Bank Group at Closing a series of secured subordinated promissory notes, on substantially the terms set forth on Schedule 2.2, in the aggregate amount of Three Million and 00/100 Dollars ($3,000,000.00) payable on the five-year anniversary of the Closing, with interest-only payments made quarterly at twelve percent (12%) per annum (the “Promissory Notes”).

(c)                                  Purchaser will assume the Assumed Liabilities.

(d)                                 In the event that Purchaser or Seller makes a payment for which it is entitled to reimbursement through the determination of the Working Capital Adjustment pursuant to Section 2.4 hereunder, but such payment is not included appropriately in the Working Capital Adjustment, Purchaser or Seller, as the case may be, shall be reimbursed by the other party promptly, but in no event later than thirty (30) days after the presentation of a statement setting forth the amount of the reimbursement requested with all such supporting evidence as is reasonably necessary to calculate the amount of such reimbursement.  Notwithstanding the prior sentence, all requests for reimbursement must be submitted to the other party not later than ninety (90) days after the Closing Date.  If Seller is unable to pay any such amounts to Purchaser, then Purchaser shall be entitled to set off such amounts against the principal amount of (and accrued interest on) the Promissory Notes.

(e)                                  Any disputes arising out of this Section 2.2 shall be resolved by the Bankruptcy Court.

2.3                                 Allocation of Purchase Price.  Prior to the Closing, Purchaser shall prepare Internal Revenue Service Form 8594, Asset Acquisition Statement Under Section 1060 (“Form 8594”), setting forth the allocation of the Purchase Price, in relative percentages, for each type of Purchased Asset being acquired.  Purchaser and Seller shall attach such Form 8594 to their respective tax returns for the 2003 tax year, and to the extent that the Purchase Price is adjusted, Purchaser shall consistently revise and amend the allocation schedule and Form 8594 as necessary.  The allocation derived pursuant to this Section 2.3 shall be binding on Purchaser and Seller for all tax reporting purposes and neither Purchaser nor Seller (or any of their respective affiliates) shall take any position (whether in tax returns, tax audits, or other administrative or court proceedings with respect to taxes) which is inconsistent with such allocation unless required to do so by applicable law.

2.4                                 Working Capital Adjustment.  As of April 30, 2003, the net balance of the Seller’s Cash Drawers, accounts receivable attributable to sales by the Included Restaurants and Dynamic Foods, employee accounts receivable for the Included Restaurants and inventory for the Included Restaurants and Dynamic Foods, and Seller’s accrued liabilities for wages, vacation, manager bonuses and employment taxes incurred in the ordinary course of operation of the Included Restaurants and Dynamic Foods (the “Opening Date Working Capital”), were as set forth in Schedule 2.4.  Not later than two (2) business days preceding the Closing Date, Purchaser and Seller will confirm the balances of such amounts then existing, which will then be adjusted to reflect reasonable estimates of changes therein due to operations between such date of determination and the Closing Date (the “Closing Date Working Capital”).  Seller shall provide Purchaser and its representatives with reasonable access to Seller’s books and records to assist Purchaser in verifying the amount of Closing Date Working Capital.  Any increase in the Closing

Date Working Capital in excess of $400,000 when compared with the Opening Date Working Capital will be added to the cash portion of the Purchase Price, and any decrease in the Closing Date Working Capital in excess of $400,000 when compared with the Opening Date Working Capital will be deducted from the cash portion of the Purchase Price (the “Working Capital Adjustment”).

2.5                                 Proration.  At the Closing, the parties shall apportion all Real Property Taxes (as defined herein) and Personal Property Taxes (as defined herein) with (a) Seller being liable for the amount of such taxes accruing prior to the Closing as calculated pursuant to this Section 2.5 (the “2003 Accrued Ad Valorem Taxes”) and (b) Purchaser being liable for such taxes accruing after the Closing. A pro forma calculation of this proration based on the most recently available statements of value and assuming a Closing on July 31, 2003 is attached as Schedule 2.5 and is agreed by Purchaser and Seller to be illustrative of the calculation of the amount to be due pursuant to this Section 2.5.  Proration of Real Property Taxes and Personal Property Taxes shall be made on the basis of the most recent officially certified tax valuation and assessment for the Purchased Assets.  For purposes of this Section 2.5, “Real Property Taxes” shall mean ad valorem taxes, general assessments and special assessments with respect to the Owned Property, Ground Leased Property, the Leased Real Property, the headquarters and the storage facilities to the extent such leases require payment of such taxes by the lessee, and “Personal Property Taxes” shall mean ad valorem taxes with respect to the Purchased Assets other than the Owned Property, Ground Leased Property, the Leased Real Property, the headquarters and the storage facilities.

ARTICLE 3

REAL ESTATE MATTERS

3.1                                 Leases.  Forty-three (43) of the Restaurants are currently leased by Seller from third-party lessors, pursuant to the Real Property Leases set forth on Schedule 1.1(c) (“Leased Real Property”).

3.2                                 Assignment of Leases.  At the Closing, Seller shall satisfy all cure costs and assign to Purchaser all of its rights, title and interest in and to each of the Real Property Leases for the Included Restaurants pursuant to an Assignment of Lease, substantially in the form attached hereto as Schedule 3.2 and pursuant to Section 365 of the Bankruptcy Code.  From the date hereof until five (5) business days prior to the confirmation hearing for the Plan (the “Confirmation Hearing”), Purchaser may, by written notice to Seller, designate Restaurants which will be excluded from this transaction and will therefore not be included as Included Restaurants for purposes of this Agreement. Each such Restaurant which is designated for exclusion from transfer to Purchaser is referred to herein as a “Rejected Restaurant.”  There shall be no change to the Purchase Price with respect to any Rejected Restaurant designated by Purchaser. All Equipment, Inventory and other property of Seller located at a Rejected Restaurant will remain the property of Seller unless otherwise agreed in writing by the parties.

3.3                                 Owned Real Property.  Schedule 1.1(k) describes the Ground Lease Properties.  Schedule 1.1(m) identifies the Owned Real Properties.  The Ground Lease Properties will be conveyed to Purchaser free and clear of all liens and encumbrances saving only those expressly contemplated by the applicable ground leases.  The Owned Real Properties will be conveyed to Purchaser free and clear of all liens and encumbrances.

3.4                                 Survey, Title Examination and Property Inspection.

(a)                                  Seller will, within three (3) days from the date hereof, deliver to Purchaser its most recent survey of each parcel of Owned Real Property and Ground Lease Property to Purchaser.  In addition, Seller will, within twenty (20) days from the date hereof, deliver commitments for title insurance (collectively, the “Title Commitments”) to Purchaser, together with copies of all exceptions to title (collectively, the “Title Exceptions”) appearing in Schedule B of each of the Title Commitments, whereby Lawyers Title Insurance Corporation (“Title Company”) agrees to issue to Purchaser an owner’s policy of title insurance (individually, an “Owner’s Policy,” and collectively, the “Owners’ Policies”) with respect to each parcel of Owned Real Property and a leasehold owner’s policy of title insurance (individually, a “Leasehold Owner’s Policy,” and collectively, the “Leasehold Owners’ Policies”) (“Owners’ Policies” and “Leasehold Owners’ Policies” collectively referred to herein as “Title Policies”) with respect to the Ground Leased Properties.

(b)                                 Purchaser shall have ten (10) business days from the date of its receipt of the last to be received of the Title Commitments and the Title Exceptions (the “Title Inspection Period”) to: (i) review the Title Commitments and the Title Exceptions, and (ii) at its option and expense, either have the surveys delivered to it by Seller updated or have new surveys prepared with respect to each of the parcels of Owned Real Property and Ground Lease Property.  Purchaser will have until the expiration of the Title Inspection Period to furnish Seller a written statement of reasonable title and survey objections which, in Purchaser’s reasonable judgment, would interfere with or impair Purchaser’s use of the Owned Real Property or Ground Lease Property for the operation of the Restaurants (“Material Objections”).

(c)                                  Seller shall have thirty (30) days from the date of written notice by Purchaser of any Material Objection (the “Termination Date”) to satisfy such Material Objections (but with no obligation to do so) in all material respects and Seller shall provide written notice to Purchaser of Seller’s actions in regard to such Material Objections (a “Cure Notice”).  If Seller fails to satisfy all Material Objections in all material respects on or prior to the earlier to occur of the date of the Cure Notice or the Termination Date, then Purchaser’s sole right and remedy shall be to either (i) waive the objections and elect to close, or (ii) terminate this Agreement by giving written notice of such termination to Seller within five (5) days after the earlier to occur of the date of the Cure Notice or the Termination Date. Purchaser will be deemed to have waived its right to terminate due to the Material Objections if no such notice of termination is so given to Seller within such time period. Any matter not set forth in a written statement of Material Objections sent to Seller by the end of the Title Inspection Period shall be deemed waived by Purchaser.

(d)                                 Seller will be responsible for paying all costs charged by the Title Company related to the issuance of the Title Commitments.  Purchaser will pay for all of the costs and expenses relating to the issuance of all of the Title Policies referenced in subparagraph (a) of this Section 3.4.

ARTICLE 4
OTHER MATTERS

4.1                                 Risk of Loss.  From the date hereof through the Closing Date, all risk of loss or damage to the property included in the Purchased Assets shall be borne by Seller, and thereafter shall be borne by Purchaser.  If any portion of the Purchased Assets is destroyed or damaged by fire or any other cause on or prior to the Closing Date, other than use, wear or loss in the ordinary course of business, Seller shall give written notice to Purchaser as soon as practicable after, but in any event within five (5) business days of, discovery of such damage or destruction, identifying the affected Purchased Assets, the amount of insurance, if any, covering such Purchased Assets and the amount, if any, which Seller is otherwise entitled to receive as a consequence.  If the assets so destroyed or damaged are material to the operation of any or all of the Included Restaurants or Dynamic Foods, in Purchaser’s reasonable judgment, then Purchaser shall have the right, exercisable prior to Closing by Purchaser’s written notice to Seller no later than ten (10) business days after receipt of Seller’s notice hereunder, to either (a) accept such Purchased Assets in their destroyed or damaged condition in which event Purchaser shall be entitled to the proceeds of any insurance or other proceeds payable with respect to such loss, (b) designate a damaged Restaurant as one of the Rejected Restaurants pursuant to Section 3.2 (notwithstanding that the time period for such designation may have passed pursuant to Section 3.2), and Seller shall retain any insurance proceeds relating to the assets so excluded, or (c) if the damage has an Adverse Casualty Loss Effect (defined below), terminate this Agreement by written notice to Seller.  For purposes of this Section 4.1, the term “Adverse Casualty Loss Effect” shall mean, with respect to the Included Restaurants and Dynamic Foods, damage that results in the closing of more than two (2) Restaurants, and with respect to Dynamic Foods, damage that materially disrupts Dynamic Foods’ ability to distribute products to the Restaurants in substantially the volumes and at the prices existing as of the date of this Agreement for a period exceeding five (5) days.

4.2                                 Consents.  Purchaser acknowledges that the order of the Bankruptcy Court approving the transactions contemplated by this Agreement will authorize the assumption and assignment of the Assumed Contracts and the Real Property Leases without the requirement of any consent by the parties thereto.  Notwithstanding such Bankruptcy Court action, Seller and Purchaser shall use their reasonable best efforts prior to Closing to obtain all consents of third parties which are necessary for the consummation of the transactions contemplated hereby (without conditions materially adverse to Purchaser). All such necessary third-party consents shall be in writing and executed counterparts thereof shall be delivered to Purchaser promptly after Seller’s receipt thereof but in no event later than two (2) business days prior to the Closing Date.  Notwithstanding the foregoing or anything contained herein to the contrary, this Agreement shall not constitute an agreement to assign any Lease or Contract or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a default thereof or in any way materially adversely affect the rights of Purchaser thereunder.  If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights thereunder so that Purchaser would not receive all such rights, Seller shall use its reasonable best efforts after Closing to provide to Purchaser the benefits under any such Lease or Contract or any claim or right, including, without limitation, enforcement for the benefit of Purchaser of any and all rights of Seller against a third party thereto arising out of the default or cancellation by such third party or otherwise.  Nothing in this Section 4.2 shall affect Purchaser’s right to terminate this Agreement under Section 7.3(b) hereof in the event that any necessary consent or approval is not obtained.

4.3                                 Seller’s Chapter 11 Bankruptcy Proceedings.

(a)                                  This Agreement and the transactions contemplated thereby (including the provisions of Section 4.3(b)) are contingent upon the approval and authorization of the Bankruptcy Court.  Seller agrees to seek approval of the terms of Section 4.3(b) of this Agreement and of the Bid Procedures in the form of order attached as Schedule 4.3(a) hereto setting forth the method by which the Seller shall seek alternative purchasers (with such changes therein as the Bankruptcy Court may require that are not inconsistent with the express requirements of this Agreement and are reasonably satisfactory to Purchaser, the “Bid Procedures”), with such order being entered by the Bankruptcy Court on or before July 11, 2003.  Seller shall promptly advise Purchaser of any notices of objection to this Agreement or the Bid Procedures, and Seller will provide that all notices of objection to this Agreement or the Bid Procedures shall be served upon counsel to the Purchaser.

(b)                                 In order to induce Purchaser to enter into this Agreement and undertake various costs and expenses and to undertake the expenditure of substantial time and effort in connection with the negotiation of this Agreement and the consummation of the transactions anticipated under this Agreement, Seller and Purchaser agree as follows:

(i)                                     Upon the occurrence of an Alternative Transaction, Seller shall immediately pay or cause to be paid to Purchaser a breakup fee in cash equal to $900,000 (the “Breakup Fee”) provided that Purchaser is not in material breach of this Agreement.  “Alternative Transaction” means (a) if the Proponents of the Plan for any reason elect to abandon the auction contemplated by the Bid Procedures prior to the Confirmation Hearing and a plan of reorganization or liquidation with respect to Seller is confirmed that does not provide for a sale of the Purchased Assets to Purchaser, (b) the appointment of a trustee, receiver, liquidator or other similar person for the purpose of liquidating any of the Purchased Assets other than pursuant to this Agreement or (c) a sale of the Purchased Assets to a person other than Purchaser.  The Breakup Fee shall be paid from the first proceeds of the cash portion of the purchase price paid by the purchaser in an Alternative Transaction.  The Breakup Fee shall be paid at the earliest opportunity as directed by the Bankruptcy Court.  To the extent the proceeds of an Alternative Transaction are not adequate to fund payment of all the Breakup Fee, the Reimbursement Reserve described in paragraph 4.3(b)(ii) below shall be used to satisfy the Breakup Fee obligation; to the extent the Reimbursement Reserve is not adequate, the Breakup Fee shall be funded either as a super-priority administrative claim or a carve-out from the Bank Group’s collateral, to be determined by further Court order if necessary.

(ii)                                  If (A) subsection (i) above is not applicable, (B) the transactions contemplated by this Agreement do not close for any reason other than a material breach of this Agreement by Purchaser and (C) Purchaser has tendered to Seller written evidence of Purchaser’s willingness and ability to close the transactions described in this Agreement on the terms and conditions described herein, Seller shall pay (in cash) to Purchaser an amount equal to the costs and out-of-pocket expenses incurred by Purchaser in connection with its legal, environmental, accounting and business due diligence and the preparation and negotiation of this Agreement in an amount not to exceed $350,000 (the “Expense Reimbursement”) promptly after receipt by Seller of documentation of such expenses that is reasonably satisfactory to Seller.  If within sixty (60) days after Purchaser’s right to be paid the Expense Reimbursement accrues pursuant to this Section 4.3(b)(ii), Seller enters into any agreement contemplating the sale of all or a substantial part of the Purchased Assets for cash consideration of $25 million or more, and a sale of the Purchased Assets thereafter occurs pursuant to such agreement, Seller shall immediately pay or cause to be paid to Purchaser the difference between the amount of the Breakup Fee and the amount of the Expense Reimbursement paid to Buyer (i.e. $550,000 if the Expense Reimbursement paid is $350,000). Beginning the week of June 30, 2003, and each week thereafter, the Seller shall set aside the sum of $40,000 in a separate account (the “Buyer Reimbursement Account”) until there has accumulated a total of $350,000 (the “Reimbursement Reserve”).  The Bid Procedures order shall provide that the monies in the Buyer Reimbursement Account are not collateral of the Bank Group.  Any Expense Reimbursement to which Purchaser is entitled under this Agreement shall be paid first from the Reimbursement Reserve with any unpaid balance treated as a super-priority administrative claim.  The Expense Reimbursement shall be paid at the earliest opportunity as directed by the Bankruptcy Court.

(iii)                               Seller shall obtain Bankruptcy Court approval to pay to Purchaser in accordance with the terms of this Agreement the Breakup Fee or, if applicable, the Expense Reimbursement, without further Bankruptcy Court action.

(iv)                              No party (other than an offer by Purchaser) submitting any other offer to purchased the Purchased Assets or a Qualifying Bid (as defined herein) shall be entitled to any expense reimbursement or any breakup or termination fee payment.

(v)                                 Prior to receipt by any other prospective purchaser (“Alternative Purchaser”) of any information (including, but not limited to, business and financial information and access to representatives of Seller) from Seller, each Alternative Purchaser will be required to execute an appropriate confidentiality agreement.

(vi)                              As part of any bid, each Alternative Purchaser shall be requested to submit to Seller and Purchaser a copy of this Agreement marked to show changes (including, without limitation, the price and the specific assets to be purchased), along with any other bid package requirements.

(vii)                           An Alternative Purchaser will not be considered by Seller or the Proponents as qualified to participate in the auction process contemplated by the Bid Procedures (the “Auction”) unless such the bid provided by the Alternative Purchaser includes the payment to Seller of the sum of (A) $24,500,000 in cash (which amount may be reduced to the extent that the Alternative Purchaser agrees to assume cash liabilities of Seller in excess of the amount of Assumed Liabilities contemplated by this Agreement); (B) the dollar value of the Breakup Fee in cash; (C) $250,000 in cash and (D) other consideration which is at least equivalent to the estimated value of the Promissory Notes and any other consideration provided by Purchaser to Seller as determined in the sole discretion of the Proponents.  Any overbid bids thereafter must be higher in value than the then existing lead bid in increments of not less than $250,000, provided, however, that any overbid bids by Purchaser thereafter shall only be required to be equal to the sum of (a) then existing lead bid plus (b) $250,000, less (c) the dollar value of the Breakup Fee, less (d) the dollar value of the Expense Reimbursement (by way of example, if the leading bid by another bidder includes $25,650,000 in cash, a bid by Purchaser of $25,000,000 in cash will result in Purchaser satisfying the required overbid increment). A bid by an Alternative Purchaser will not be considered by Seller as qualified for the Auction if (1) such bid contains financing or due diligence contingencies of any kind or any other conditions precedent to such person’s obligation to purchase the assets specified in such bid, all of which together are determined by the Proponents in their sole discretion to be materially less favorable to the Seller than this Agreement; (2) such bid is not received by Seller and Purchaser in writing on or prior to the fifth day prior to the Auction, (3) such bid does not provide for the immediate payment of the Breakup Fee to Purchaser from the first proceeds of the cash portion of the purchase price of such bid or (4) such bid or other information submitted by the bidder does not contain evidence satisfactory to the Proponents in their sole discretion that the person submitting it has sufficient financial wherewithal to consummate the purchase contemplated thereby.  (Each bid which meets the foregoing criteria constitutes, as applicable, a “Qualifying Bid.”)

(viii)                        If one or more Qualifying Bids are submitted in accordance with the Bid Procedures, Seller will conduct the Auction three (3) business days prior to the date set for the Confirmation Hearing.  At the Auction, Proponents shall have the right to select the highest and best bid from Purchaser and any person who submitted a Qualifying Bid pursuant to Section 4.3(b)(vii) (the “Highest and Best Bid”).

(ix)                                At the Auction, Purchaser shall have the right to submit further bids along with a markup of this Agreement.

(x)                                   Purchaser shall be entitled to participate, and be deemed to have met all requirements for participation, in any auctions for any portion of the Purchased Assets or any other assets of Seller.

(xi)                                Only the persons who submitted Qualified Bids, any other person permitted to participate in the Auction by order of the Bankruptcy Court and Purchaser may participate in the Auction.  Seller agrees, and will seek confirmation from each of the other Proponents, that it will not request the Bankruptcy Court to authorize participation in the Auction by any person not submitting a Qualified Bid.

(c)                                  Within three (3) business days of the entry of the Bid Procedures order attached as Schedule 4.3(a) hereto, Purchaser shall deliver a deposit (the “Earnest Money”) in the amount of Five Hundred Thousand and 00/100 Dollars ($500,000.00), payable by wire transfer of immediately available U.S. funds to Bank One, N.A. (the “Escrow Agent”), to be deposited into a separate, interest bearing account, accompanied by Purchaser’s federal tax identification number, pursuant to the instructions set forth on Schedule 4.3(c).  On or before the Bid Deadline, as specified in the Bid Procedures order approved by the Court, Purchaser shall deliver a deposit (the “Additional Earnest Money”) in the amount of Four Hundred Thousand and 00/100 Dollars ($400,000.00), payable by wire transfer of immediately available U.S. funds to the Escrow Agent.  Interest earned on the Earnest Money and the Additional Earnest Money shall be credited to and become part of the Earnest Money and Additional Earnest Money reflected as it is credited to such accounts.  The Earnest Money and the Additional Earnest Money shall be held by the Escrow Agent and disbursed in accordance with one of the following provisions, whichever shall apply:

(i)                                     If the Closing occurs, then at Closing, the amount of the Earnest Money and the Additional Earnest Money shall be credited toward the Purchase Price and paid to Seller;

(ii)                                  If this Agreement is terminated pursuant to Section 7.3 of this Agreement (other than a termination with respect to which the Earnest Money and the Additional Earnest Money is payable to Seller pursuant to Section 4.3(c)(iii)), then within two (2) Business Days after such termination, the Earnest Money and the Additional Earnest Money, if deposited with the Escrow Agent, shall be returned to Purchaser; or

(iii)                               If (x) this Agreement is terminated by Seller pursuant to Section 7.3(c) of this Agreement and (y) as of the date of such termination Purchaser does not have any right to terminate this Agreement pursuant to Section 7.3, then (i) the Earnest Money and (ii) the Additional Earnest Money, if such Additional Earnest Money has been deposited with the Escrow Agent as of the date of such termination, shall be paid to Seller as liquidated damages.  The parties recognize that the determination of damages in the event of a termination of this Agreement pursuant to Section 7.3 will be difficult and that the disbursement of the Earnest Money and the Additional Earnest Money, if deposited with the Escrow Agent, shall constitute liquidated damages and shall not constitute a penalty.  Payment of the Earnest Money and the Additional Earnest Money, if deposited with the Escrow Agent, to Seller in the event of a termination of this Agreement by Seller pursuant to Section 7.3(c) shall be Seller’s exclusive remedy under this Agreement or otherwise and Seller shall not have any other right or claim against

Purchaser or any affiliate of Purchaser in connection with any termination hereof.  In the event of any dispute between Purchaser and Seller that prevents them from providing jointly issued written instructions to the Escrow Agent in accordance with this Section 4.3(c), the Escrow Agent shall pay the Earnest Money and the Additional Earnest Money, if deposited with the Escrow Agent, to the registry of the Bankruptcy Court for determination of the rights of Purchaser and Seller thereto, whereupon the Escrow Agent shall have no further obligation with respect to the Earnest Money and the Additional Earnest Money to either Purchaser or Seller.

(d)                                 On the date that is no later than three (3) business days prior to the date of the Auction, each of Purchaser and Seller will deliver to the other written notice of any fact, circumstance or condition of which they have actual knowledge which would cause, or which a reasonable person would expect to have a substantial likelihood to cause, any of the conditions to Closing set forth in Sections 7.1 or 7.2 of this Agreement not to be satisfied at Closing; provided, however, that inclusion or omission of any such fact, circumstance or condition in or from any such written notification shall not be deemed a waiver of any rights under this Agreement, and shall not alter or otherwise affect the representations, warranties, covenants, conditions or agreements contained in this Agreement.

4.4                                 Seller’s Employees.

(a)                                  Seller terminated its self-insured health insurance plan for hourly employees effective January 1, 2003 and will terminate its self-insured health insurance plan for its remaining employees effective on the Closing Date and accordingly will not provide COBRA coverage to its former employees after the Closing Date.  If requested by Purchaser, prior to the Closing Seller will use commercially reasonable efforts to assist Purchaser in identifying all current and former employees of Seller (and their eligible dependents), including without limitation each person employed by Seller within the 36 month period immediately preceding the Closing Date, who may be eligible to elect health care continuation coverage under a Purchaser health plan under COBRA in connection with the sale (as such phrase is described in Section 54.4980B 9, Q&A 8 of the Tax Regulations) contemplated by this Agreement.

(b)                                 Seller shall terminate all employees employed at or in connection with the Included Restaurants and at Dynamic Foods (the “Seller Employees”), effective upon the Closing, and Seller shall pay and/or otherwise satisfy all obligations of Seller to Seller Employees through the Closing, excluding items assumed by Purchaser pursuant to Section 1.3.  Purchaser shall have the right and option, but not the obligation, to offer employment to and hire any of Seller Employees as of or after the Closing Date.  Except as otherwise set forth in Section 1.3 above, Purchaser shall not assume any liabilities or obligations of Seller with respect to the Seller’s Employees, including those employees hired by Purchaser.  To the extent Purchaser offers employment to any such employees of Seller and such employees accept employment with Purchaser, Purchaser will have complete discretion as to the terms of employment that are offered to such persons, and Seller will provide Purchaser access to employee personnel files and information on medical and workmen’s compensation claims with respect to such employees.  Nothing contained in this Section 4.4 is intended to confer upon any of the Seller’s Employees any right to continued employment after evaluation by Purchaser of its employment needs after the Closing Date.  Notwithstanding any other provision of this Agreement, the parties hereto do not intend to create any third-party beneficiary rights respecting any of the Seller’s Employees or former employees as a result of the provisions herein and specifically hereby negate any such intention.

(c)                                  Notwithstanding Purchaser’s decision to hire any of the Seller’s Employees, Purchaser shall not be liable or obligated under any employee benefit plan or for any other employee benefits that may have been established by Seller for its employees or health insurance benefits that may have accrued to such employees prior to the Closing Date.  Except as otherwise provided by Section 1.3, Seller expressly acknowledges that it has sole liability for all compensation and employee benefit costs accrued as of the Closing Date and as between Purchaser and Seller, for all medical, workmen’s compensation and other similar costs and expenses for any employee condition, illness or injury, unless the employee becomes an employee of Purchaser and then only for such condition, illness or injury which arose before the employee became an employee of Purchaser, whether or not any or all of such employees are subsequently hired by Purchaser.  Without limiting the generality of the foregoing, Seller acknowledges and agrees that, except as otherwise set forth in Section 1.3 above, Seller shall retain all liabilities and obligations relating to its Benefit Plans, including without limitation any liabilities or obligations relating to any employee pension plans subject to Title IV of ERISA or Section 412 of the Code, and that Purchaser does not assume the sponsorship of, the responsibility of contributions to, or any liabilities in connection with any Benefit Plan.

(d)                                 Purchaser shall have no obligation to provide severance benefits on behalf of any of the Seller’s Employees.  Seller acknowledges that it is solely responsible for issuing, serving and delivering all orders and notices required, if any, pursuant to the Worker Adjustment and Retraining Notification Act (the “WARN Act”), as amended, in connection with the termination of employees of Seller prior to the Closing Date and for any financial obligations and liabilities in connection therewith or otherwise required in connection with the termination of the Seller Employees.  Notwithstanding the foregoing, Purchaser agrees to hire and provide compensation and benefits to Seller Employees employed at Dynamic Foods to the extent necessary to avoid any requirement that Seller deliver notifications with respect to its Dynamic Foods employees pursuant to the WARN Act.

(e)                                  Except as provided by Section 4.4(b), Seller agrees that for the 90 day period preceding the Closing, it shall not terminate any employees employed at Dynamic Foods because of this Agreement or in anticipation of the Closing and may only terminate any such employee for their individual performance or behavior based reason(s).  Further, upon Closing, Seller agrees to provide Purchaser with a list of Seller Employees terminated during the 90 days preceding Closing, with each employee’s name, date of hire, work location, date of termination and reason for termination.

(f)                                    (i)  If Purchaser is the winning bidder pursuant to the Bid Procedures, Seller will permit Purchaser to meet with Seller Employees prior to the Closing to arrange for the transition of ownership and to discuss employment with Purchaser, and (ii) Purchaser may meet with management and headquarters personnel of Seller following approval of the Bid Procedures by the Bankruptcy Court, provided that such meetings shall be held at such times and in such a manner so as not to interfere with the normal business operations of the Restaurants and Dynamic Foods.

4.5                                 Closed Restaurants.  Purchaser acknowledges that Seller has closed certain of its owned and leased restaurants prior to the date hereof and such closed restaurant buildings may include identification utilizing certain Intellectual Property Assets.  Seller shall take all actions reasonably necessary to “de-identify” the closed restaurants as promptly as practical after the date hereof to protect Purchaser’s rights in the Intellectual Property Assets.

4.6                                 Transitional Accounting Services.  Purchaser shall assume as one of the Assumed Contracts the FSC contract for accounting and MIS services (the “Services”) for the Included Restaurants and the Services shall be functioning properly as of the Closing.

4.7                                 Disclosure.  Seller shall be free to disclose the terms of this Agreement as may be required to comply with the Bid Procedures and to obtain court approval of the Seller’s execution of this Agreement, but may not disclose any information regarding the investors, officers, or affiliates of Purchaser unless (i) approved by Purchaser, or (ii) required by the Bankruptcy Court.

4.8                                 Conduct of Business Prior to Closing.  During the period from the date of this Agreement until the Closing Date, except as may be required to reach an agreement with any Alternative Purchaser as provided in the Bid Procedures and to close a transaction with such Alternative Purchaser, Seller hereby covenants and agrees:

(a)                                  To operate the Restaurants and the Purchased Assets in the ordinary and normal course of a debtor-in-possession in substantially the same manner in which they have been conducted since January 3, 2003, to maintain the Purchased Assets in substantially the same condition as they are in on the date of execution of this Agreement, reasonable wear and tear excepted, to maintain the amounts in the Cash Drawers in the ordinary course of business consistent with past practices and not to sell, transfer or otherwise dispose of any of the Purchased Assets without the written consent of Purchaser, other than a sale of items of Inventory in the ordinary course of the business of the Restaurants or pursuant to a superior bid in accordance with the Bid Procedures;

(b)                                 To use its reasonable best efforts to maintain and preserve the Purchased Assets (including any and all permits and licenses necessary for the operation thereof) intact and to preserve, subject to changes in the ordinary course of business, relationships with employees, independent contractors, customers, suppliers and others having business relations with Seller;

(c)                                  To give prompt written notice to Purchaser of any material adverse change in the condition or operation of the Purchased Assets, considered on a Restaurant-by-Restaurant basis (or, in the case of Dynamic Foods, on a stand-alone basis);

(d)                                 To maintain all insurance policies relating to Seller’s businesses and in force as of the date of this Agreement;

(e)                                  Not to issue any gift books, coupons or other discounts to customers, or to any other persons, other than in the ordinary course of business consistent with past practices;

(f)                                    To maintain customary inventory practices in the ordinary and normal course of business;

(g)                                 Not to grant or agree to grant any increase in any rate or rates of salaries or compensation or other benefits or bonuses payable to employees of Seller, except for increases in the ordinary course of business, in accordance with its past employment practices or in accordance with the order authorizing stay bonuses entered with the Bankruptcy Court;

(h)                                 Not to institute any planned reduction in workforce;

(i)                                     Not to take any action that will cause any of Seller’s representations or warranties to be untrue or incorrect;

(j)                                     Not to omit any action that the Seller would take in the ordinary course of business, which omission will cause the Seller’s representations or warranties to be untrue or incorrect;

(k)                                  Not to amend or modify the terms of any contract or lease in a manner that is adverse to Seller or Purchaser in any material respect, provided that without limiting the foregoing, Seller shall not amend any Real Property Lease or Ground Lease in any manner that will increase Purchaser’s occupancy costs for such property; provided, further that written “escalator” provisions currently contained in such leases shall not be deemed to violate this Section 4.8(k); and

(l)                                     To issue monthly financial statements no later than twenty (20) days after the end of the month for the operations of the Purchased Assets.

4.9                                 Seller’s Covenant to Satisfy Conditions.  Prior to the Closing Date, Seller will use its reasonable best efforts to cause the conditions set forth in Section 7.1 to be satisfied.

4.10                           Purchaser’s Covenant to Satisfy Conditions.  Prior to the Closing Date, Purchaser will use its reasonable best efforts to cause the conditions set forth in Section 7.2 to be satisfied.  In the case of Section 7.2(d), such commercially reasonable efforts shall consist solely of providing testimony required by the Bankruptcy Court or reasonably requested by Seller and giving the Bankruptcy Court reasonable assurances of Purchaser’s intentions and capabilities with respect to the transactions described in this Agreement.

4.11                           Access to Information.  Prior to the Closing Date, Purchaser and its representatives, professionals, consultants and agents may make such investigation of the property, assets and businesses of Seller as they may desire, and Seller shall give to Purchaser and to its counsel, accountants and other representatives, upon reasonable notice, full access during normal business hours throughout the period prior to the Closing to all of the assets, books, commitments, agreements, records and files of Seller and Seller shall furnish to Purchaser during that period all documents and copies of documents and information concerning the business and affairs of Seller as Purchaser may reasonably request.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller makes the following representations and warranties to Purchaser, each of which is true and correct on the date hereof and shall remain true and correct to and including the Closing Date:

5.1                                 Corporate.  Seller is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware.  FRG is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  Except as provided for in Section 4.3, Seller has all requisite power and authority to own, operate and lease the Restaurants and its other properties, to carry on its business as and where such is now being conducted, to enter into this Agreement and the other documents and instruments to be executed and delivered by Seller pursuant hereto and to carry out the transactions contemplated hereby and thereby.  Seller is not conducting business nor are any of the assets of Seller located in any state in which Seller is not duly licensed or qualified to conduct business.

5.2                                 Authority.  The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by Seller pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of FRG, which is the sole general partner of Seller.  Except as provided for in Section 4.3, no other or further corporate act or proceeding on the part of Seller is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Seller pursuant hereto or the consummation of the transactions contemplated hereby and thereby.  This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Seller pursuant hereto will constitute, valid and binding agreements of Seller, as the case may be, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally, and by general equitable principles, except to the extent that approval of the Bankruptcy Court is necessary to establish the enforceability of this Agreement.

5.3                                 No Violation.  Except as provided for in Section 4.3 and on attached Schedule 5.3, and subject to the approval of the Bankruptcy Court and confirmation of the Plan, neither the execution and delivery of this Agreement or the other documents and instruments to be executed and delivered by Seller pursuant hereto, nor the consummation by Seller of the transactions contemplated hereby and thereby (a) will violate any statute or law or any rule, regulation, order, writ, injunction or decree of any court or governmental authority, (b) will require any authorization, consent, approval, exemption or other action by or notice to any court, administrative or governmental agency, instrumentality, commission, authority, board or body (including, without limitation, under any “plant-closing” or similar law), or (c) subject to obtaining the consents referred to in Schedule 5.3, will violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the assets of any

Seller under, any term or provision of the Partnership Agreement of Seller or of any material contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which Seller is a party or by which Seller or any of the material assets or properties of Seller may be bound or affected.

5.4                                 Title to and Condition of Purchased Assets.

(a)                                  Except as set forth on Schedule 5.4(a), Seller has and at Closing, Purchaser will receive, good title to all of the Purchased Assets, except for Inventory disposed of in the ordinary course of business, free and clear of all interests, including but not limited to mortgages, liens, security interests, claims, pledges, assessments, levies, easements, covenants, reservations, restrictions or encumbrances of any nature whatsoever or that Seller will satisfy or that will be released on or before the Closing Date and except in the case of real property, liens for taxes not yet due or which are being contested in good faith by appropriate proceedings or as otherwise disclosed on Schedule 5.8, municipal and zoning ordinances and easements for public utilities, none of which interfere materially with the use of the property as currently utilized, and other conditions, exceptions, covenants and restrictions of record that Purchaser has not cited as Material Objections pursuant to Section 3.4.

(b)                                 Except as described on Schedule 5.4(b) attached hereto, the Purchased Assets are in sufficient operating condition and repair (ordinary wear and tear excepted) to allow the operation in the ordinary course of Seller’s business as it has been previously conducted.  Schedule 5.4(b) attached hereto, lists all capital expenditures made by Seller with respect to the Purchased Assets since January 1, 2003.  The Purchased Assets include all buildings, machinery, equipment, and other tangible assets necessary to operate the Included Restaurants, Dynamic Foods and its other properties, and to carry on its business as and where such is now being conducted.

(c)                                  Neither FRG, Furr’s/Bishop’s, Cavalcade nor any other direct or indirect subsidiary of FRG, Furr’s/Bishop’s or Cavalcade (other than Seller) owns any material assets other than those specifically listed on Schedule 5.4(c), and such assets are not used in or used for operations of the Included Restaurants or Dynamic Foods.

(d)                                 THE WARRANTIES IN SECTIONS 5.4(a) AND 5.4(b) HEREOF, AND THE WARRANTY REGARDING INVENTORY IN THE FOLLOWING SENTENCE HEREOF, ARE THE ONLY WARRANTIES MADE HEREIN REGARDING THE PHYSICAL CONDITION OF THE EQUIPMENT AND INVENTORY INCLUDED IN THE PURCHASED ASSETS, AND SUCH REPRESENTATIONS AND WARRANTIES EXPRESSLY DO NOT INCLUDE ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.  EXCEPT AS SET FORTH IN THIS AGREEMENT, ALL INVENTORY CONSISTS OF A QUALITY USABLE AND SALABLE IN THE ORDINARY COURSE OF THE OPERATION OF SELLER’S BUSINESS, ORDINARY SPOILAGE EXCEPTED.

5.5                                 Leases. The Leases identified on Schedule 1.1(c) and Schedule 1.1(k) comprise a true, correct and complete list of all Real Property Leases and Ground Leases for the Included Restaurants (collectively, the “Leases”).  Seller has delivered to Purchaser true and complete copies of all Real Property Leases and Ground Leases (including all amendments and modifications thereto).  Each of the Leases is presently in full force and effect and enforceable in accordance with its terms and Seller is not in default (and no event has occurred that, after notice or lapse of time, or both, would constitute a default) and, to the best of Seller knowledge, no other party is in default (and no event has occurred that, after notice or lapse of time, or both, would constitute a default) under any of the Leases, other than such defaults of Seller which will be cured pursuant to the transactions contemplated by this Agreement.

5.6                                 Contracts.  The contracts identified on attached Schedule 1.1(n), and Schedule 5.6(a) (contracts not assigned) (collectively, the “Contracts”) together with the Leases and the Personal Property Leases, comprise a true, correct, and complete list of all material leases, contracts and commitments necessary for the operation of the Restaurants substantially as operated by Seller prior to the date of this Agreement.  Seller has delivered to Purchaser true and complete copies of the Contracts (including all amendments and modifications thereto).  Except as set forth on Schedule 5.6(b), each of the Contracts is presently in full force and effect and enforceable in accordance with its terms and Seller is not in default (and no event has occurred that, after notice or lapse of time, or both, would constitute a default) and, to the best of Seller’s knowledge, no other party is in default (and no event has occurred that, after notice or lapse of time, or both, would constitute a default) under any of the Contracts, other than such defaults of Seller which will be cured pursuant to the transactions contemplated by this Agreement.

5.7                                 Financial Statements.  Seller has previously delivered to Purchaser the consolidated financial statements and schedules attached hereto on Schedule 5.7(a) (the “Financial Statements”).  Except as set forth on Schedule 5.7(a) the Financial Statements (i) have been prepared in accordance with generally accepted accounting principles, consistently applied, (ii) have been prepared in accordance with Seller’s historical practices, and (iii) fairly present the financial position and the results of operations of Seller as of the dates and for the periods indicated.  Since April 30, 2003, Seller has not incurred any material liability, other than liabilities incurred the ordinary course of its business and bankruptcy proceedings, either direct, accrued, absolute or otherwise, which would be required to be reflected on a balance sheet prepared in accordance with generally accepted accounting principles as of the date of this Agreement.  All Purchased Receivables represented in the Financial Statements were generated in the ordinary course of business and are fully collectible net of reserves for doubtful accounts and sales allowances.  The Seller also has previously delivered to Purchaser the information listed on Schedule 5.7(b) (the “Operations Information”).  The Operations Information is based on authentic information generated by Seller’s management information systems in the ordinary course of business.  The monthly operating reports and similar operational information filed with the Bankruptcy Court by Debtors since December 31, 2002, are accurate and correct in all material respects.

5.8                                 Taxes.  Except as set forth on Schedule 5.8:

(a)                                  All ad valorem/property taxes relating to the Purchased Assets have been fully paid for all tax years ending on or before Closing and there are no delinquent property tax liens or assessments;

(b)                                 Seller has paid (or will pay on or before Closing) all taxes of whatever kind (including any unpaid taxes for any prior years that relate to the Purchased Assets), including any interest, penalties, governmental charges, duties, fees, and fines imposed by all governmental entities or taxing authorities, which are due and payable prior to and up to the Closing Date or for which assessments relating to any period prior to the Closing Date have been received, the nonpayment of which would result in a lien on any of the Purchased Assets after the Closing Date, except for amounts which are contested by Seller in good faith.

5.9                                 Intellectual Property.  The Intellectual Property Assets constitute all such property used in the operation of the Included Restaurants.  Schedule 1.1(i) describes all Intellectual Property Assets and whether such Intellectual Properties are owned or licensed and registered or unregistered.  Except as set forth on Schedule 1.1(i), Seller is not a party to, either as a licensor or licensee, and is not bound by or subject to, any license agreement for any Intellectual Property Assets.  Except as set forth on Schedule 1.1(i), Seller owns, free and clear of any liens, all Intellectual Property necessary to operate its respective business as currently conducted.  The rights of Seller relating to such Intellectual Property will not cease to be valid by reason of the execution, delivery and performance of this Agreement or the transactions contemplated hereby.  Seller is not operating its business in a manner that infringes on the Intellectual Property of any third party or otherwise violates the Intellectual Property rights of any third party, and no claim has been made or threatened against Seller alleging any such violation.  To Seller’s knowledge, there has been no violation by others of any right of Seller in any Intellectual Property Assets.

5.10                           Litigation; Compliance with Laws.  Schedule 5.10 lists and briefly describes all pending or, to the knowledge of Seller, threatened litigation or investigation matters concerning Seller or the Purchased Assets.  Except as set forth on Schedule 5.10, there is no claim, litigation, proceeding or investigation pending or, to the knowledge of Seller, threatened against Seller pertaining to the operation of its business or the Purchased Assets in any federal, state or local court, or before any administrative agency, arbitrator or other tribunal authorized to resolve disputes.  Seller holds all permits and other governmental or regulatory authorizations necessary for the lawful conduct of its business with respect to the Purchased Assets and is in material compliance with the terms thereof.  Seller has not received any notice of any violation of any laws applicable to the operation of its business or the Purchased Assets.  Except as set forth on Schedule 5.10, Seller is in compliance with all laws, governmental standards, rules and regulations applicable to any of the Purchased Assets, including without limitation with respect to the Americans with Disabilities Act and similar state laws and occupational health and safety laws.

5.11                           Absence of Certain Changes.  Since April 30, 2003, except as set forth on Schedule 5.11, the Seller has conducted its business in the ordinary course of business consistent with past practice.  Without limiting the generality of the foregoing, except as disclosed on Schedule 5.11, since April 30, 2003:

(a)                                  There has been no adverse change in the Purchased Assets or business of the Seller;

(b)                                 Seller has not sold or transferred any asset (other than inventory in the ordinary course of business) that would be a Purchased Asset hereunder if not so sold, or subjected any Purchased Asset to any type of lien, other than in the ordinary course of business consistent with past practice;

(c)                                  Seller has not granted or agreed to grant any increase in any rate or rates of salaries or compensation or other benefits or bonuses payable to employees of Seller, except for increases in the ordinary course of business, in accordance with its past employment practices or in accordance with the order authorizing stay bonuses entered with the Bankruptcy Court, and Seller has not granted or agreed to effect any changes in its management personnel, policies or employee benefits; and

(d)                                 There has not been any damage, destruction or loss to any of the Purchased Assets in excess of $50,000.

5.12                           Environmental Matters.  Seller is in compliance with all applicable Environmental Laws (defined below) relating to the Purchased Assets and Seller has not received any communication (written or oral), from any person that alleges that Seller is not in compliance with such applicable Environmental Laws.  As used herein, “Environmental Laws” mean all federal, state, or local statutes, regulations, ordinances or orders relating to the regulation or protection of public health, safety or the Environment (defined below), including, without limitation, statutes and regulations relating to Environmental releases, to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, recycling or handling of hazardous materials, and to the protection of environmentally sensitive areas.  As used in this Agreement, “Environment” means ambient air, soil, surface water, sediment, ground water, wetlands, land or subsurface strata, and natural resources.

5.13                           Employee Benefits.  To the knowledge of Seller, there are no pending or threatened claims by or on behalf of any Plan, by any person covered thereby (other than ordinary claims for benefits submitted by participants or beneficiaries) or any governmental authority that could result in an encumbrance or lien attaching to the Purchased Assets.  Neither Seller nor any ERISA Affiliate has any obligation under any Benefit Plan with respect to which Purchaser would have any loss or liability or that could result in an encumbrance or lien attaching to the Purchased Assets, including without limitation any lien or encumbrance relating to: (i) any Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code, any withdrawal liability relating to any multiemployer plan (within the meaning of Section 3(37)(A) or 4001(a)(3) of ERISA); (ii) any retiree medical or life insurance benefits; (iii) any transactions in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code with respect to any Plan for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code or that would result in a civil penalty being imposed under subsections (i) or (l) of Section 502 of ERISA; or (iv) coverage under or failure to comply with the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).

5.14                           Sufficiency of Assets.  The Purchased Assets constitute all of the assets, rights and properties used by Seller in its businesses or that are necessary for the conduct of its businesses (to the extent conducted at the Included Restaurants, Dynamic Foods and the Richardson headquarters location) in the manner and to the extent currently conducted by it.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser makes the following representations and warranties to Seller, each of which is true and correct on the date hereof and shall remain true and correct to and including the Closing Date:

6.1                                 Corporate.  Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Texas.  Purchaser has all requisite partnership power and authority to own its properties, to carry on its business as and where such is now being conducted, to enter into this Agreement and the other documents and instruments to be executed and delivered by Purchaser pursuant hereto and to carry out the transactions contemplated hereby and thereby.

6.2                                 Authority.  The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by Purchaser pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the General Partner of Purchaser.  No other or further act or proceeding on the part of Purchaser is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Purchaser pursuant hereto or the consummation of the transactions contemplated hereby and thereby.  This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Purchaser pursuant hereto will constitute, valid and binding agreements of Purchaser enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally, and by general equitable principles.

6.3                                 No Violation.  Neither the execution and delivery of this Agreement or the other documents and instruments to be executed and delivered by Purchaser pursuant hereto, nor the consummation by Purchaser of the transactions contemplated hereby and thereby (a) will violate any statute or law or any rule, regulation, order, writ, injunction or decree of any court or governmental authority, (b) will require any authorization, consent, approval, exemption or other action by or notice to any court, administrative or governmental agency, instrumentality, commission, authority, board or body (including, without limitation, under any “plant closing” or similar law), or (c) will violate or conflict with, or constitute a default (or any event which, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the assets of Purchaser under, any term or provision of the Partnership Agreement of Purchaser or of any contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which Purchaser is a party or by which Purchaser or any of the assets or properties of Purchaser may be bound or affected.

6.4                                 No Litigation.  There is no action, suit, arbitration proceeding, investigation or inquiry pending or threatened against Purchaser, its business or any of its assets, nor does

Purchaser know, or have grounds to know, of any basis for any such proceedings, investigations or inquiries.  Neither Purchaser nor its business or assets is subject to any judgment, order, writ or injunction or any court, arbitrator or federal, state, foreign, municipal or other governmental department, commission, board, bureau, agency or instrumentality.

6.5                                 Resources.  Purchaser has sufficient financial resources to deposit the Earnest Money and the Additional Earnest Money and at the Closing will have sufficient financial resources to deliver the cash portion of the Purchase Price at the Closing.

ARTICLE 7
CONDITIONS OF CLOSING; ABANDONMENT OF TRANSACTION

7.1                                 Conditions to Obligations of Purchaser to Proceed on the Closing Date.  The obligations of Purchaser to consummate the transactions provided for by this Agreement shall be subject to the satisfaction or waiver by Purchaser, on or prior to the Closing, of each of the following conditions:

(a)                                  Truth of Representations and Warranties and Compliance with Obligations.  The representations and warranties of Seller herein shall be true and correct in all material respects when made and on the Closing Date with the same effect as though made at such time, except as to those representations and warranties which have a materiality or other qualification, which representations and warranties shall be true in all respects as so qualified.  Seller shall have performed in all material respects all of its obligations set forth in this Agreement, and shall have complied in all material respects with all of its covenants and conditions set forth in this Agreement, prior to or as of the Closing Date.  Seller shall have delivered to Purchaser a certificate in form and substance satisfactory to Purchaser dated as of the Closing Date on behalf of Seller and executed by the Chief Executive Officer, Chief Financial Officer or Vice President of FRG to such effects.

(b)                                 Consents and Approvals.  All approvals, consents and waivers that are necessary to authorize and effect the transactions contemplated by this Agreement and for the operation of the Restaurants by Purchaser, including the consent of Seller’s senior secured lenders, shall have been obtained (without conditions or payment obligations materially adverse to Purchaser), and executed counterparts thereof shall have been delivered to Purchaser in accordance with the requirements of this Agreement, including, without limitation, consents (to the extent necessary) from landlords, lenders and government agencies responsible for issuing, transferring or authorizing liquor licenses or permits.

(c)                                  Seller Approval.  This Agreement and the transactions contemplated by this Agreement shall have been approved by the Boards of Directors of FRG and a copy of the resolutions adopted to evidence such approvals shall be certified and delivered to Purchaser by FRG corporate Secretary.

(d)                                 Delivery of Documents.  Seller shall have delivered all documents required to be delivered at Closing pursuant to Section 8.2 hereof.

(e)                                  Bankruptcy Court Orders.  Orders approving this Agreement and the transactions contemplated hereby shall have been entered by the Bankruptcy Court and (i) any appeal of the orders that has been taken has been resolved, or (ii) the time for appeal of the orders has expired, or (iii) at Purchaser’s option no stay of the effectiveness of the orders pending appeal or pending review, rehearing, or certiorari has been issued.

(f)                                    Non-Disturbance Agreements.  Seller shall have delivered to Purchaser one or more Non-Disturbance Agreements in form and substance reasonably acceptable to Purchaser from Bank One, N.A., trustee, as the holder of mortgage indebtedness secured by the real property which is subject to Master Sublease Agreements with Lynx Associates, L.P. and Aztex Associates, L.P. as designated on Schedule 1.1(c) to this Agreement and from Lynx Associates, L.P. and Aztex Associates, L.P. with respect to the prime leases related thereto.

(g)                                 Software Licenses.  The software licenses identified on Schedule 7.1(g) shall be freely transferable and assignable to Purchaser at no additional costs without requiring consent from any party thereto.

7.2                                 Conditions to Obligations of Seller to Proceed on the Closing Date.  The obligations of Seller to consummate the transactions provided for by this Agreement shall be subject to the satisfaction or waiver by Seller, on or before the Closing, of each of the following conditions:

(a)                                  Truth of Representations and Warranties and Compliance with Obligations.  The representations and warranties of Purchaser herein shall be true and correct in all material respects when made and on the Closing Date with the same effect as though made at such time, except as to those representations and warranties which have a materiality or other qualification, which representations and warranties shall be true in all respects as so qualified.  Purchaser shall have performed in all material respects all its obligations set forth in this Agreement, and shall have complied in all material respects with all its covenants and conditions set forth in this Agreement, prior to or as of the Closing Date.  Purchaser shall have delivered to Seller a certificate in form and substance satisfactory to Seller dated as of the Closing Date on behalf of Purchaser and executed by the Chief Executive Officer, Chief Financial Officer or Vice President of Purchaser’s general partner to such effects.

(b)                                 Delivery of Documents.  Purchaser shall have delivered all documents required to be delivered at Closing pursuant to Section 8.3 hereof.

(c)                                  Consents and Approvals.  All approvals, consents and waivers that are necessary to authorize and effect the transactions contemplated by this Agreement shall have been obtained, including, without limitation, the consent of Seller’s senior secured lenders, and any consents required under Section 4.2, unless the obtaining of any such approval, consent or waiver is not material to the transactions contemplated by this Agreement or the failure to obtain any such approval, consent or waiver did not result from Seller failing to use its reasonable best efforts or otherwise fulfill its obligations under Sections 4.2 and 4.3 of this Agreement.

(d)                                 Bankruptcy Court Orders.  Orders approving this Agreement and the transactions contemplated hereby shall have been entered by the Bankruptcy Court and (i) any appeal of the orders that has been taken has been resolved, or (ii) the time for appeal of the orders has expired, or (iii) no stay of the effectiveness of the orders pending appeal or pending review, rehearing, or certiorari has been issued.

7.3                                 Termination of Agreement.  The obligations of the parties to consummate the transactions contemplated herein may be terminated at any time prior to Closing as follows:

(a)                                  By mutual written consent of all parties hereto;

(b)                                 By Purchaser pursuant to written notice delivered to Seller prior to Closing if there has been a material violation or material breach by Seller of any of the agreements, covenants, representations or warranties contained in this Agreement which has not been waived in writing by Purchaser or has not been cured within ten (10) business days after receipt of written notice from Purchaser to Seller describing the nature of such violation or breach;

(c)                                  By Seller pursuant to written notice delivered to Purchaser prior to the Closing if there has been a material violation or material breach by Purchaser of any of the agreements, covenants, representations or warranties contained in this Agreement which has not been waived in writing by Seller or has not been cured within ten (10) business days after receipt of written notice from Seller to Purchaser describing the nature of such violation or breach;

(d)                                 If the Closing has not occurred by September 30, 2003, through no fault of the Purchaser, Purchaser may terminate its obligations under this Agreement by written notice to Seller;

(e)                                  If the Closing has not occurred by September 30, 2003, through no fault of Seller, Seller may terminate its obligations under this Agreement by written notice to Purchaser;

(f)                                    By Purchaser or Seller if the Bankruptcy Court enters an order approving any Alternative Transaction;

(g)                                 By Purchaser pursuant to Section 3.4(c) or Section 4.1(c); or

(h)                                 By Seller if Purchaser has not delivered to Seller on or before the date of the Auction the forms of the Promissory Notes and collateral documents to be executed by Purchaser in favor of the Bank Group at the Closing, in form and substance reasonably satisfactory to the Bank Group and its counsel.

7.4                                 Consequences of Termination.  In the event of termination of this Agreement, (a) each party will return to the other all documents and materials obtained from the other in connection with the transactions contemplated by this Agreement, and will not use and will keep confidential all confidential information about the other party obtained pursuant to this Agreement, and (b) all obligations of the parties under this Agreement shall terminate, except that the obligations of the parties in this Section 7.4 and in Section 4.3 shall survive, and no party shall have any further obligation or liability to the other party or parties.

ARTICLE 8
CLOSING

8.1                                 Closing.  Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall be held at such place as the parties may agree at 10:00 a.m. (local time) on the fifth (5th) business day following the satisfaction of all conditions precedent to the consummation of the transactions contemplated by this Agreement (as set forth in Sections 7.1 and 7.2 of this Agreement), or such other date and time as the parties mutually agree upon in writing.  Such date of Closing is referred to herein as the “Closing Date”.  Purchaser and Seller agree to use reasonable efforts to obtain Bankruptcy Court approval for the consummation of the transactions contemplated by this Agreement and the confirmation of the Plan, as provided in Section 4.3.

8.2                                 Documents and Items to be Delivered by Seller.  Seller agrees to deliver the following documents and items, duly executed as appropriate, to Purchaser at the Closing:

(a)                                  Copies of the necessary orders of the Bankruptcy Court confirming the Plan and approving the performance by Seller of its obligations under this Agreement;

(b)                                 A Bill of Sale for the assignment and transfer of the Purchased Assets, in form and substance satisfactory to Purchaser;

(c)                                  Appropriate assignment documents, in recordable form as applicable, assigning Seller’s rights, titles and interests in and to the Real Property Leases, Ground Leases and Assumed Contracts;

(d)                                 Special Warranty Deeds of Seller in form satisfactory to Purchaser transferring the Owned Real Property;

(e)                                  All other agreements, documents, certificates and instruments required to be delivered to Purchaser at or prior to the Closing pursuant to this Agreement and such other agreements, documents, certificates and instruments as Purchaser may reasonably request as being necessary in order to effectuate the transactions contemplated by this Agreement;

(f)                                    Originals or certified copies of all Real Property Leases and Ground Leases and Assumed Contracts;

(g)                                 Plans, specifications, warranties and guarantees relating to the Purchased Assets; and

(h)                                 Titles, duly endorsed for transfer, to all titled Purchased Assets, including without limitation all titled trucks, trailers, fork-lifts and similar rolling stock.

8.3                                 Documents to be Delivered by Purchaser.  Purchaser agrees to deliver the following documents or items, duly executed as appropriate, to Seller at the Closing:

(a)                                  Articles of Incorporation of Purchaser certified by the Secretary of State of Texas;

(b)                                 Bylaws of Purchaser certified by Purchaser’s corporate secretary.

(c)                                  Certificate of Good Standing of Purchaser dated no earlier than ten (10) days prior to the Closing Date;

(d)                                 Certified copies of resolutions adopted by the Board of Directors of Purchaser’s general partner authorizing it to enter into this Agreement and to consummate the transactions contemplated herein;

(e)                                  A certified bank cashier’s check or wire transfer in the cash amount due at Closing under Section 2.2 of this Agreement;

(f)                                    The Promissory Notes and collateral documents securing the Promissory Notes in form and substance satisfactory to the Bank Group; and

(g)                                 All other agreements, documents, certificates and instruments required to be delivered to Seller at or prior to the Closing pursuant to this Agreement and such other agreements, documents, certificates, and instruments as Seller reasonably may request in order to effectuate the transactions contemplated under this Agreement.

ARTICLE 9
POST-CLOSING OBLIGATIONS

9.1                                 Further Documents and Assurances.  At any time and from time to time after the Closing Date, each party shall, upon request of another party, execute, acknowledge and deliver all such further and other assurances and documents, and will take such action consistent with the terms of this Agreement, as may be necessary and reasonably requested to carry out the transactions contemplated herein and to permit each party to enjoy its rights and benefits hereunder.  Any such action shall be solely at the expense of the party requesting it.

9.2                                 Survival of Representations and Warranties.  The representations and warranties of the parties set forth in Articles V and VI of this Agreement will not survive the Closing.

ARTICLE 10
GENERAL

10.1                           Counterparts.  This Agreement may be executed in counterparts and by different parties on different counterparts with the same effect as if the signatures thereto were on the same instrument.  This Agreement shall be effective and binding upon all parties hereto as of the date when all parties have executed a counterpart of this Agreement.  This Agreement may also be executed by facsimile signatures, which shall be deemed original signatures for purposes of execution of this Agreement.

10.2                           Exhibits.  Each Exhibit and Schedule delivered pursuant to the terms of this Agreement shall be in writing and shall constitute a part of this Agreement.

10.3                           Notices.  Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given, when received, if delivered by hand, telegram, telex or telecopy, and, when deposited, if placed in the mails for delivery by certified mail, return receipt requested, postage prepaid, addressed to the appropriate party at his or its address set forth below (which addresses may be changed by written notice given pursuant to this Section 10.3; however, any such notice shall not be effective, if mailed, until three (3) working days after depositing in the mails or when actually received, whichever occurs first):

If to Purchaser to:	CIC-Buffet Partners, L.P.
c/o CIC-Buffet, L.L.C.
500 Crescent Court, Suite 250
Dallas, TX 75201
Fax No.:
Attention: Marshall Payne

with a copy to:
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, TX 75202
Fax No.: 214.651.5940
Attention: Mark X. Mullin and Tom D. Harris

If to Seller to:	FURR’S RESTAURANT GROUP
3001 E. President George Bush Hwy #200
Richardson, TX 75082
Fax No.: 972/808-5709
Attention: Gene Baldwin

with a copy to:
Bracewell & Patterson, L.L.P.
500 N. Akard, Suite 4000
Dallas, Texas 75201
Attention: Michael W. Tankersley

10.4                           Successors and Assigns.  Purchaser may assign this Agreement and/or its rights and obligations hereunder to one or more of its affiliates or new entity.  Subject to the foregoing, this Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.  In the event that a Chapter 11 trustee should be appointed for Seller, or in the event that Seller’s Chapter 11 case should be converted to a case under Chapter 7, the obligations of Seller hereunder shall be binding upon such trustee or successor Chapter 7 estate, and claims arising therefrom shall be entitled to treatment as administrative expense obligations.

10.5                           Expenses.  Except as otherwise provided herein, each party hereto shall each bear and pay for its own costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereby, including, without limitation, all fees and disbursements of attorneys, accountants and financial consultants incurred through the Closing Date.

10.6                           Entire Agreement.  This Agreement, together with the schedules, exhibits and the related written agreements specifically referred to herein, represents the only agreement among the parties concerning the subject matter hereof and supersedes all prior agreements whether written or oral, relating thereto.

10.7                           Modification and Waiver.  No purported amendment, modification or waiver of any provision hereof shall be binding unless set forth in a written document signed by all parties (in the case of amendments or modifications) or by the party to be charged thereby (in the case of waivers).  Any waiver shall be limited to the circumstance or event specifically referenced in the written waiver document and shall not be deemed a waiver of any other term hereof or of the same circumstance or event upon any recurrence thereof.

10.8                           Publicity.  Seller and Purchaser agree to provide the other notice of and an opportunity to review and comment on any announcement to public officials or the press in any way relating to the transaction described herein.  Notwithstanding the foregoing, no Debtor shall issue any press release or make other disclosure regarding Purchaser, Purchaser’s general partner, any limited partner of Purchaser or any affiliate of the foregoing, other than merely disclosing Purchaser’s name, without the prior written consent of Purchaser’s general partner, which may be granted or withheld in such general partner’s sole discretion.

10.9                           Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas without regard to conflict of laws principles.

10.10                     Knowledge.  Whenever used in this Agreement, the phrases “to the knowledge of Seller,” “to the best knowledge of Seller,” “of which they have actual knowledge,” or other words of similar meaning, qualify and limit the statement or opinion in question to the actual present awareness and recollection of William Snyder, Gene Baldwin, Nancy Ellefson, Don Dodson or Michael Blasdell after reasonable inquiry.  Whenever used in this Agreement, the phrases “to the knowledge of Purchaser,” “to the best knowledge of Purchaser,” “of which they have actual knowledge,” or other words of similar meaning, qualify and limit the statement or opinion in question to the actual present awareness and recollection of the individuals named in the letter agreement between Purchaser and Seller of even date after reasonable inquiry.

10.11                     Benefit.  Except as set forth in Section 10.8, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties to this Agreement or their permitted successors or assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.12                     Cumulative Remedies.  All rights and remedies of the parties hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

10.13                     Costs of Litigation.  The parties hereto agree that the prevailing party in any action brought with respect to or to enforce any right or remedy under this Agreement shall be entitled to recover from the other party or parties all reasonable costs and expenses of any nature whatsoever incurred by the prevailing party in connection with such action, including, without limitation, attorneys’ fees and prejudgment interest.

10.14                     Jurisdiction.  During Debtors’ Bankruptcy Proceedings, any suit, action, or proceeding between the parties hereto relating to this Agreement or to any agreement, document or instrument delivered pursuant hereto or in connection with the transactions contemplated hereto, or in any other manner arising out of or relating to the transactions contemplated by or referenced in this Agreement shall be commenced and maintained exclusively in the United States Bankruptcy Court for the Northern District of Texas, Dallas division.  The parties hereto submit themselves unconditionally and irrevocably to the personal jurisdiction of such court.  Subsequent to Debtors’ Bankruptcy Proceedings, any suit, action, or proceeding between the parties hereto relating to this Agreement or to any agreement, document or instrument delivered pursuant hereto or in connection with the transactions contemplated hereto, or in any other manner arising out of or relating to the transactions contemplated by or referenced in this Agreement shall be commenced and maintained exclusively in the United States District Court for the Northern District of Texas, or if that court lacks jurisdiction over the subject matter, in a state court of competent subject matter jurisdiction sitting in Dallas County, Texas.  The parties hereto submit themselves unconditionally and irrevocably to the personal jurisdiction of such courts, as applicable.  The parties further agree that venue shall be in Dallas County, Texas.  The parties hereto irrevocably waive any objection to such personal jurisdiction or venue, including, but not limited to, the objection that any suit, action, or proceeding brought in Dallas County, Texas, has been brought in an inconvenient forum.

10.15                     Access to Records.  Purchaser agrees that it will maintain in reasonable order and condition the business records of Seller acquired pursuant to this Agreement for a period of not less than three (3) years from the Closing Date.  During such period, Purchaser will provide reasonable access to such records to Seller, to any trustee, corporate responsible person or other person or entity succeeding to the rights of Seller, to any other person designated by the Bankruptcy Court as being entitled to access to such records, and to the representatives and advisers of any such persons, during normal business hours upon not less than two business days’ prior written notice.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed to be effective as of the day and year first above written.

SELLER:

CAFETERIA OPERATORS, L.P.
By: Furr’s Restaurant Group, Inc.
Its general partner
Debtor in Possession,

By:	/s/ William K. Snyder
	Name:		William K. Snyder
	Title:		CRO

PURCHASER:

CIC-Buffet Partners, L.P.

By:	CIC-Buffet, L.L.C., its general partner,

	By:		/s/ Marshall B. Payne
		Name:	Marshall B. Payne
		Title:	Manager